EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Class Action against Pelephone

The Company was notified by the subsidiary, Pelephone Communications Ltd. (“Pelephone”) of a claim together with a class action certification motion which had been filed with the Central District Court against Pelephone and an additional cellular company. The claim was filed primarily on grounds that the respondents were not enabling their subscribers to make full use of their pre-purchased “international package” by establishing a discriminatory and unlawful clause which provided that the international package could be used for only a very short period of time (between one week and one month only) with the remaining unutilized portion of the package expiring at the end of such time period without any money refund.

The petitioners do not explicitly stipulate the amount sought from the respondents, but estimate that the damage caused to the class members as a result of the alleged discriminatory clause is estimated at tens of millions of shekels per year.

Pelephone is studying the claim and the class action certification motion, and neither it and/nor the Company is able to evaluate the likelihood of success of the claim at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.